EXHIBIT (a)(1)(iv)

Email from Karen Vogel, Director, Human Resources to All Employees Eligible to participate in the Option Exchange Program, sent on Tuesday, April 19, 2005

Attached to this email please find information relating to an offer (the “Offer”) granting eligible employees an opportunity to exchange their outstanding options with exercise prices of $6 or higher for new replacement options to be issued under our 1996 Stock Incentive Compensation Plan, 2000 Stock Option Plan and Rapidstream, Inc. 1998 Stock Option Plan, each as amended (each, a “Plan” and together, the “Plans”). If you hold options to purchase WatchGuard common stock under one of the Plans, at an exercise price of $6 or greater, you are currently eligible to participate in this option exchange program. If you do not hold options with an exercise price of more than $6, the Offer does not apply to you and you should simply disregard this correspondence. The following materials are attached and are also available upon request from WatchGuard.

•	An Offer to Exchange Eligible Outstanding Stock Options, which describes the Option Exchange Program (the “Offering Memorandum”);

•	An Election Form to be completed and returned to Karen Vogel, Director, Human Resources, if you elect to exchange options in the option exchange program; and

•	A Notice of Change of Election to be completed and returned to Ms. Vogel if you submit an Election Form but later wish to withdraw your election before the options exchange program expires.

The option exchange program is currently scheduled to expire at 9:00 p.m., Pacific Time, on Tuesday, May 17, 2005. If you wish to participate in the option exchange program, you must submit a properly completed Election Form no later than 9:00 p.m., Pacific Time, on May 17, 2005.

The option exchange program is an important, one-time opportunity. You need to decide whether it makes sense for you. Please take the time to review the Offering Memorandum and the related materials carefully. To assist you in understanding the option exchange program, we included sample “questions and answers” in the Offering Memorandum, which may address some of the questions you have about the program. In addition, we plan on holding an all-company meeting, Friday, April 22, 2005 at 10:00 a.m. at the Northwest Asian Art Theatre (our normal meeting venue) to review the attached materials and answer any questions that you might have regarding the Offer, with conference calls or meetings for remote employees that will be scheduled for soon thereafter.